UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

TECUMSEH PRODUCTS CO CL A
_______________
(Name of Issuer)

Class A Common Stock, par value $1.00
(Title of Class of Securities)

87889520
(CUSIP Number)

December 31, 2014

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

[x]      Rule 13d-1(c)

☐      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 87889520

1.	NAME OF REPORTING PERSONS David Nierenberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0 common shares
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.	TYPE OF REPORTING PERSON IN, HC

This Amendment No.2 to Schedule 13G (this “Amendment”) amends the below-indicated items from the Schedule 13G previously filed on February 12, 2014 by or on behalf of the Reporting Persons, by supplementing such Items with the information below.

Item 4.	Ownership.

The Reporting Persons, in the aggregate, beneficially own 0 Shares, constituting approximately 0% of the outstanding shares of Common Stock.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

The D3 Family Fund, L.P. and D3 Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
February 13, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
The DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
February 13, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
February 13, 2015	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
February 13, 2015	By: /s/ David Nierenberg David Nierenberg, President
February 13, 2015	/s/ David Nierenberg David Nierenberg, President